UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SUPERIOR WELL SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86837X 10 5

(CUSIP Number)

David E. Wallace
Chief Executive Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86837X 10 5			13D/A

1.	Name of Reporting Person: Thomas C. Snyder		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,045,758

		8.	Shared Voting Power: 1,632,827 (1)

		9.	Sole Dispositive Power: 1,045,758

		10.	Shared Dispositive Power: 1,632,827 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,678,585 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.8% (1)

14.	Type of Reporting Person (See Instructions): IN

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(1)	Of the shares indicated as beneficially owned by Thomas C. Snyder, 1,045,758 shares are directly owned by him and 1,632,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the 1,632,827 shares through Snyder Industries, Inc., which is a wholly owned subsidiary of Snyder Associated Companies, Inc. Mr. Thomas C. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Vice President and is a member of its board of directors. As such, Mr. Thomas C. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc.
Item 1. Security and Issuer
     No change to this Item.
Item 2. Identity and Background
     No change to this Item.
Item 3. Source and Amount of Funds or Other Consideration
     No change to this Item.
Item 4. Purpose of Transaction
     No change to this Item.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) There are currently 19,376,667 shares of Common Stock outstanding. The Filing Party beneficially owns 2,678,585 shares of Common Stock.
     (b) The Filing Party has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,045,758 share of Common Stock. Pursuant to his position as a shareholder, officer and director of Snyder Associated Companies, Inc., the Filing Party may have the shared power to vote or direct the vote and to dispose or direct the disposition of the 1,632,827 shares of Common Stock beneficially owned by Snyder Associated Companies, Inc. and its wholly owned subsidiary, Snyder Industries, Inc.
     (c) On September 14, 2005, Snyder Associated Companies, Inc. distributed 384,615 shares of Common Stock to Mr. David E. Snyder and 76,923 shares of Common Stock to Mr. Mark A. Snyder. Each of David E. Snyder and Mark A. Snyder are shareholders, officers and directors of the Snyder Associated Companies, Inc. In addition, on September 20, 2005, Eastern Material Corp distributed an aggregate of 21,156 shares of Common Stock to its six shareholders, pro rata. Thomas C. Snyder is a shareholder of Eastern Material Corp. and received 3,526 shares in such distribution. Except as for the foregoing distributions, the Filing Party has not effected any transactions in the Common Stock during the past 60 days.
     (d) Other than Snyder Industries, Inc. and Snyder Associated Companies, Inc. and their respective officers and directors, no other person is known by the Filing Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Filing Party.
     (e) The Filing Party remains a beneficial owner of more than five percent of the Issuer’s Common Stock on the date hereof.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     No change to this Item.
Item 7. Material to Be Filed as Exhibits
     No change to this Item.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: September 21, 2005

/s/ Thomas W. Stoelk
Thomas W. Stoelk
Attorney-in-Fact